Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

2 October 2014

PRIMA SECURES US$37.4M INVESTMENT AGREEMENT

WITH US INSTITUTIONAL INVESTOR BERGEN

Highlights

•	Investment agreement for up to US$37.4 million to fund acquisition of Immutep SA and provide ongoing working capital

•	Avoids share value dilution at current levels

•	Inbuilt flexibility and competitive terms

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) is pleased to announce the execution of an investment agreement (the “Agreement”) with Bergen Global Opportunity Fund, LP (“Bergen” or the “Investor”), a New York institutional investor managed by Bergen Asset Management, LLC (“Bergen Asset Management”).

Under the Agreement, Bergen will make an initial upfront investment of US$2.5 million by way of a 36-month interest-free unsecured convertible security. Bergen will also invest up to US$700,000 per month in Prima’s equity over the next 24 months, with the option to increase each of the monthly tranches to an amount not exceeding US$1.5 million by mutual consent of Bergen and the Company.

This investment will provide Prima with funding for the acquisition of Immutep SA (“Immutep”), as announced concurrently with this announcement, as well as ongoing working capital. The acquisition of Immutep is conditional on obtaining shareholder approval at the Company’s AGM for an increase in its share placement capacity in order to fund the acquisition. The working capital will principally be used for its clinical development of CVacTM, the clinical development of IMP321 and continued research and development of a number of new LAG-3 related technologies acquired as part of the Immutep transaction.

Importantly, Prima has retained the right to pause the monthly tranche schedule and, alternatively, to terminate the Agreement at any time. Bergen has also agreed to certain, strict limitations on exiting its investment. The key aspects of the Agreement and the Company’s rationale for securing this funding are set out in the Appendix below.

Prima’s Chief Executive Officer, Mr. Marc Voigt said: “The funding provides us with financing certainty for the acquisition of Immutep and over the next two years as we continue to develop our clinical trial program for CVac and Immutep’s product portfolio. This investment structure avoids dilution for our shareholders at today’s subdued level while allowing us to maintain a substantial and relatively constant cash balance. Additionally, Bergen has previously supported Prima through substantial private placement participation.”

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

“Bergen Asset Management’s Chief Investment Officer, Mr. Eugene Tablis and his team are very familiar with Prima. As a co-founder of SpringTree Global Investors, Mr. Tablis co-managed SpringTree Special Opportunities Fund LP’s (“SpringTree”) investment in Prima from 2009 to 2011. During that time, in addition to funding Prima by way of a structured equity deal, SpringTree also participated in conventional institutional placements by Prima, and saw Prima’s share price increase from 7.1 cents to 29.5 cents during that 22 month period,” he said.

Mr. Eugene Tablis, Bergen Asset Management’s Chief Investment Officer commented: “We look forward to working with Prima as it executes on its corporate and scientific plans. Our best investments have been made in companies in transition. We are delighted to be able to provide the company with funding that can enable it to complete its clinical trials and to expand.”

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

About Bergen Asset Management

Based in New York, Bergen Asset Management is an institutional investor with a particular focus on direct investments in small-cap companies around the world, and a track record of success in the Australian biotech market.

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

APPENDIX

Key Aspects of the Agreement

1. Certainty of access to funding. The Agreement provides the Company with certainty of access to funding in a tight capital markets environment over the next 12 months. The investment will be made as follows:

A.	US$700,000 to US$1,500,000 in monthly share purchases for up to 24 months (US$700,000 per month, which can be increased to up to US$1,500,000 by mutual consent); and

B.	an additional US$2,500,000 invested on execution of the Agreement by way of a 36-month interest-free unsecured convertible security (the “Convertible”);

for a total of up to US$37,400,000 (the “Total”).

The monthly equity tranches may be reduced to an amount of no less than US$360,000 under certain circumstances.

The regularity and size of the tranches provide certainty of funding to Prima and enable its management to focus on Prima’s drug development and corporate development rather than fund-raising.

2. Minimizing dilution. Bergen will acquire ordinary shares in the Company in its monthly equity investments at a purchase price equal to 92.5% of the average of five daily volume-weighted average prices (“VWAPs”) of the Company’s shares during a specified period immediately prior to the date of the issuance of the ordinary shares (“Purchase Price A”). For no more than one tranche, the Investor may utilise Purchase Price B, being 140% of the average of daily VWAPs for 20 trading days prior to the date of execution of the Agreement.

The Convertible is convertible into the Company’s ordinary shares at Purchase Price A or Purchase Price B, at the Investor’s election.

This allows the Company to potentially issue new shares at prices that are linked to the prices prevailing at the time (i.e. potentially at a premium to the current share price) and minimise the dilution for its shareholders.

3. Additional safeguards for the Company. The Company has a number of additional safeguards against dilution. These include the following:

A.	The Company can opt not to issue shares in the monthly tranches, and terminate the Agreement if the price at which the Company would be issuing the shares to the Investor were to be lower than a floor price specified by the Company. This ensures that the Company can avoid dilution at below a level that is acceptable to it.

B.	With the funding firmly committed, the Company has avoided dilution at today’s historically low levels, while retaining substantial flexibility. The Company has

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

retained a right to pause the monthly investment schedule. The Company may exercise this right if, by way of example, its corporate developments mean that the need for additional tranches is obviated.

C.	The Company may easily terminate the Agreement thus avoiding the need for further tranches all together, if its developments would result in a better funding option available elsewhere or if funding was no longer required all together.

D.	The Investor has agreed to certain, strict limitations on a sale of its investment, a safeguard which would not be available in a multi-investor placement.

E.	Bergen is a passive financial investor with no board participation rights.

4. Interest-free investment and focus on capital appreciation. Bergen’s return on investment depends on the Company’s share price appreciation and, consequently, the Convertible accrues no interest.

5. Options priced at a premium. The Investor will be granted 19.8 million options to acquire ordinary shares in the Company at an exercise price of 140% of the average of the VWAPs of the Company’s shares for the 20 trading days immediately prior to the date of the agreement, which maximises Bergen’s interests in the Company’s share price appreciation.

6. No financial ratio covenants. The investment is not subject to any financial covenants other than the Company securing it against 17,800,000 ordinary shares, and does not prevent the Company from raising additional funding.

7. Other. Bergen will receive a commencement fee of approximately 0.934% of the Total in connection with its investment in the Company, to be satisfied by way of issuance of shares in the Company.

The terms of the Agreement do not permit for equity securities to be issued, and there is no agreement to issue equity securities under the Agreement, if shareholder approval is first required under the Listing Rules. The settlement of the first tranche will not require such approval.

The Company will rely on its “home country practice” and comply with all relevant Australian legal and regulatory requirements, including Chapter 7 of the ASX Listing Rules regarding changes in capital and new issues, in lieu of the requirements of NASDAQ Rule 5635.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889